CONSOLIDATED WATER CO. LTD.
P.O. Box 1114 GT
Regatta Office Park
Windward Three, 4th Floor
West Bay Road
Grand Cayman, Cayman Islands
September 12, 2005
Mr. Michael Moran
Mr. Robert Burnett
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

Re:	Consolidated Water Co. Ltd.
Form 8-K filed August 17, 2005
File No. 0-25248
Gentlemen:
Consolidated Water Co. Ltd. (the “Company”) respectfully submits the following responses to the comments provided in your letter dated August 18, 2005.
1.	Please revise the filing to include a letter from KPMG LLP stating whether or not they agree with the disclosures in the filing. The letter should be filed as Exhibit 16. See Item 304(a)(3) of Regulation S-K.
Response

The letter from KPMG LLP stating whether or not they agree with the disclosures in the Form 8-K was filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2005 as Exhibit 16.1 on Form 8-K/A.
2.	We note that you have not yet selected new auditors. Please file a new Item 4.01 Form 8-K when you engage new auditors.
Response

We are currently in the process of interviewing new auditors and will comply with the Form 8-K filing requirements when the new auditors are engaged.
3.	Please tell us if KPMG has completed all audit work it intends to do as of August 15, 2005. If KPMG continues as your auditor after August 15, 2005, please file an amendment to this filing disclosing the last day they performed audit work and stating, if true, that there are still no disagreements or reportable events (other than those already reported). If you need to file an amendment to report audit work extending beyond August 15, 2005, the amendment should also include an updated

Exhibit 16 letter from KPMG.
Response

We have been advised by KPMG that it completed all audit work as of August 15, 2005.
4.	Supplementally, please provide us with any letter or written communication to and from the former accountants regarding the material weakness disclosed in the filing. If they did not advise you of the control deficiencies in writing, please tell us how this information was communicated to you.
Response

The following written communications between the Company and KPMG regarding the one material weakness are attached hereto:

Exhibit A – Consolidated Water Co. Ltd. Management Evaluation & KPMG Review of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting.

Exhibit B – KPMG Communication to the Audit Committee concerning the Deficiencies.

Exhibit C – Final Consolidated Water Co. Ltd. Management Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting.

Exhibit D – A draft of Management’s Report on Internal Control Over Financial Reporting. This document is referred to in Exhibits A and B.

Please note that we have deleted all information originally included in Exhibits A, C and D which does not relate to the material weakness described in Item 9A of the Company’s Form 10-K for the fiscal year ended December 31, 2004, and have noted such with the caption “Information Omitted”.
5.	Please tell us in reasonable detail the nature of each material weakness and the amounts involved, if any.
Also, tell us:
•	in what period each material weakness and accounting error or misapplication of GAAP occurred;

•	the amount of any accounting error or misapplication of GAAP;

•	the reason(s) for each error or misapplication of accounting;

•	whether or not you intend to restate any prior period for any adjustments. If not, tell us why not; and

•	in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.
Response

There was one material weakness reported and contained in Item 9A of our Form10-K for the fiscal year ended December 31, 2004. This material weakness resulted from the identification of five control deficiencies, which in the aggregate, constituted the one material weakness.

The material weakness existed throughout the year ended December 31, 2004 and represented internal control process and documentation deficiencies that resulted in corrections to the books of original entry prior to the completion of the year-end closing process. No material accounting errors or misapplication of GAAP occurred and no prior period adjustments were necessary.

Described below are each of the five control deficiencies and the steps taken, or planned to be taken, and the procedures implemented, or planned to be implemented to correct each of the five control deficiencies. We suggest that you review this response together with the disclosures in Item 9A of our Form 10-K for the fiscal year ended December 31, 2004.

The five control deficiencies which, in the aggregate, constituted a material weakness, as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board, were: (a) improper tracking of fixed assets and accumulated depreciation, including work-in-progress accounts, (b) insufficient personnel resources with appropriate accounting expertise, (c) improper tracking and review of inventory, (d) improper review of inter-company eliminations, and (e) insufficient documentation of system access controls around the financial management information system. These control deficiencies and the specific actions taken and/or planned to be taken to remediate the deficiencies are described below.

Improper Tracking of Fixed Assets and Accumulated Depreciation, including Work-In-Progress Accounts

The Company’s fixed assets sub-ledger consists of Excel spreadsheets, rather than a software package to record and account for its fixed assets. Because the Excel spreadsheets must be updated manually, errors may occur. During the Company’s fiscal year ended December 31, 2004, the following errors in the fixed asset sub-ledger were detected:

•	Instances were detected where asset additions were added to an already existing asset line item. This led to a loss of historical information about the asset, such as cost and date of addition.

•	The fixed assets sub-ledger Excel spreadsheets were not always updated on a timely basis when additions were made.

•	Certain assets that had been previously written off or disposed of were depreciated.

•	Reconciliations between the fixed asset registers and the General Ledger were not documented and did not reflect evidence of review.
In order to remediate this control deficiency, the Company will add an integrated fixed asset module to its Great Plains software system. This integrated fixed asset module is expected to eliminate the errors noted above. The Company expects to complete the installation of and training for the automated fixed asset module by October 2005.

Insufficient Personnel Resources with Appropriate Accounting Expertise

During the Company’s fiscal year ended December 31, 2004, the Company’s Chief Financial Officer was a chartered accountant from Canada. This individual possessed limited experience in applying U.S. generally accepted accounting principles. The Company employed only two full-time persons with accounting degrees in its accounting department. This limited number of employees resulted in a lack of segregation of duties and limited effectiveness of the Company’s oversight of complex accounting matters.

The Company hired a new Chief Financial Officer who is also a Certified Public Accountant. The Company has also instituted the use of financial reporting and internal control checklists on a monthly and quarterly basis to enable the Chief Financial Officer to identify U.S. accounting issues. The Company implemented a professional development program for its finance personnel, including educational seminars, web-based programs and subscriptions to accounting journals, in order to improve the accounting staff’s knowledge of U.S. generally accepted accounting principles and internal control system design, implementation and monitoring. The Company also plans to segregate responsibilities among the members of the Company’s accounting staff. In addition, the Company has increased its budget for additional accounting personnel and is in the process of replacing its Assistant Controller and adding two additional qualified staff to the accounting team.

The Company expects this control deficiency to be corrected in the third quarter of 2005.

Improper Tracking and Review of Inventory

The Company failed to adhere to its policy of reflecting inventory on a first-in-first-out (FIFO) basis. The Company did not have a system in place to track inventory according to the Company’s policy, but rather valued inventory based upon the most recent price for the inventory item, which, in some instances, can result in a difference in valuation from the FIFO method. In addition, the Company did not properly track inventory and management did not sufficiently reconcile the final accounting worksheets to the final inventory lists, resulting in corrections to the Company’s inventory at the end of the fiscal year. These corrections, individually and in the aggregate, were not material.

The Company has implemented a perpetual inventory sub-ledger system for its Cayman Islands operations that will track inventory on a timely basis, including information regarding the quantity of inventory and historical costs. This system allows management to effectively review inventory levels for potential errors. In addition, physical counts will be performed on either a cycle-count basis or at year end and will be reconciled with the sub-ledger system. The Company is also in the process of implementing a manual Inventory Card System for the two subsidiary operations with substantial inventory levels. The Company expects all remediation efforts regarding this control deficiency to be completed in the fourth quarter of 2005.

Improper Review of Inter-Company Eliminations

This control deficiency existed at the end of fiscal 2004 because the Company did not properly identify and eliminate an inter-company receivable and payable in the general ledger and the Company’s independent auditors proposed an adjustment prior to the completion of their audit.

The Company has implemented an intercompany entry review checklist that ensures all intercompany balances are identified and eliminated. This checklist remediates the control deficiency.

The Company also intends to restructure its Great Plains General Ledger accounting software package to automatically consolidate results across all business units. This restructuring will allow elimination and consolidating journal entries to be recorded and processed as appropriate in the General Ledger, rather than by separate manual analysis. We expect this restructuring to be in place in the fourth quarter of 2005.

Insufficient Documentation of System Access Controls Around the Financial Management Information System

This control deficiency existed at December 31, 2004, because the Company did not limit access to its financial management information system to appropriate personnel and there was insufficient documentation of user access to the system. However, the Company does not rely on this control system and has implemented manual controls and reconciliation procedures to achieve appropriate internal control with respect to these matters.

The Company has instituted password control and regularly changes passwords for the personnel who have access to this financial management information system and is implementing adequate access controls over the system. The Company is in the process of documenting system access controls around the financial management system. The Company expects to correct this control deficiency by the end of fiscal year 2005.
6.	Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to a prior period. Explain in detail why you believe the timing of each adjustment is appropriate.
Response

Attached hereto as Exhibit E is a schedule of our 2004 fiscal year end fourth quarter post closing adjustments to close the books and recorded in connection with the audit. The adjustments were made for the period ended December 31, 2004 as a result of information which came to our attention after the balance sheet date but before the filing of our Form 10-K or any other public disclosure with respect to our results of operations.

The adjustments relate only to the fourth quarter of our fiscal year and to no other periods or are not material. In evaluating whether or not an adjustment relates to multiple periods and whether an adjustment is material, we consider all of the regulations and promulgations of the Commission, the Financial Accounting Standards Board and the Public Company Accounting Oversight Board. It is our policy to record an adjustment that comes to our attention as a result of new information in accordance with generally accepted accounting principles.

We trust the information in this letter and the attachments are responsive to the issues raised in your August 18, 2005 correspondence.

The Company recognizes and acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing and that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,
CONSOLIDATED WATER CO. LTD.

/s/ Joseph Pivinski
Joseph Pivinski Chief Financial Officer

Attachments:
Exhibit A Consolidated Water Co. Ltd. Management Evaluation & KPMG Review of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting.
Exhibit B KPMG Communication to the Audit Committee concerning the Deficiencies.
Exhibit C Final Consolidated Water Co. Ltd. Management Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting.
Exhibit D A Draft of Management’s Report on Internal Control Over Financial Reporting.
Exhibit E December 31, 2004 Post Closing Adjusting Journal Entries.

Consolidated Water Co. Ltd. Action Plan (FINAL DRAFT) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT A

			Person(s)	Operating
Control Deficiency		Corrective Action	Responsible	or Design	Status
FINANCIAL REPORTING

1.	(Information Omitted)

2.	(Information Omitted)

3.	Expertise in US GAAP compliance on complex issues and implementation of new standards or new contracts that may have an impact on the Company’s financial statements.	•	The Company will hire a CFO that has the appropriate US GAAP expertise, and will make arrangements with an outside firm to assist with these accounting implications and provide the Company with appropriate guidance until the appropriate individual is hired as CFO.	RM	Design	05 Remediation

Mgmt is actively recruiting. During the AC meeting 2/2/05, Mgmt submitted request for increase in budgeted salaries to provide for CFO and additional head count in the accounting dept. See AC Min 2/2/05

4.	(Information Omitted)

5.	(Information Omitted)

6.	(Information Omitted)

7.	(Information Omitted)	•

8.	(Information Omitted)	•

CASH AND TREASURY (FINANCING AND DEBT)

9.	(Information Omitted)	•

10.	(Information Omitted)	•

Consolidated Water Co. Ltd. Action Plan (FINAL DRAFT) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT A

				Person(s)	Operating
Control Deficiency		Corrective Action		Responsible	or Design	Status

11.	During the testing of 300-1 Management noted that the Company does not consistently follow the policy for recording inventory cost as stated in the financial statement footnote disclosure. NEW	•	Management should consider matching the inventory costing policy to reflect business operations and accounting.	RM	Design	05 Remediation Mgmt has addressed this issue and is in the process of considering changing it’s current inventory policy to reflect current practice.

12.	(Information Omitted)

13.	(Information Omitted)	•

14.	(Information Omitted)	•

REVENUES

15.	All bulk contracts should be reviewed currently against	•	Hire a CFO that has the appropriate US GAAP expertise.	RM	Design	Refer to Action Plan #2
	some of the recent revenue recognition guidance (SAB 104, EITF 00-21, etc.) to ensure there are no specific revenue recognition issues.	•	Hire an outside firm to assist with these accounting implications and provide the Company with appropriate guidance.
Secondly, all new bulk contracts should be reviewed prior to completion for accounting implications under these standards, and ensure that contracts are properly written to ensure consistent accounting treatment with expectations. Refer to testing 100-1
KPMG: Have management reviewed bulk contracts for revenue recognition in light of this deficiency? If so — is there evidence of this, if not, please state why. I don’t believe the corrective action detailed above covers off on the deficiency listed.

16.	(Information Omitted)	•

17.	(Information Omitted)	•

18.	(Information Omitted)	•

19.	(Information Omitted)

Consolidated Water Co. Ltd. Action Plan (FINAL DRAFT) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT A

				Person(s)	Operating
Control Deficiency		Corrective Action		Responsible	or Design	Status
EXPENDITURES (PAYROLL, CAPITAL ASSETS, AND NON-PAYROLL)

20.	Management improperly capitalized and depreciated a fixed asset in the sub ledger resulting in an overstatement of accumulated depreciation.	•	Management should consider GAAP training for the Staff Accountant and Senior Accountant regarding types of fixed assets and corresponding service lives.	SJ	Operational	05 Remediation At the time of the testing performed, Mgmt spent the allocated review time on training a new accounting staff and the review process was not performed
	301-2C and 301-2D	•	In addition, Management should include a step within the monthly and quarterly checklist to have the Senior Accountant review fixed asset additions for possible classification errors. If a payment is made for a deposit for a fixed asset that has not been put into service then it should be classified as an asset (deposit or receivable) not a fixed asset, subject to depreciation.			in it’s entirety. However, the new accountant has been properly trained and Mgmt has resumed the review function as of 1/05. In addition, refer to monthly checklist 600-4 for related step procedures.

21.	(Information Omitted)

22.	Management does not currently have a policy to approve inventory invoices by appropriate authority heads.	•	Management will implement a policy in 2005 to ensure all invoices over a certain threshold (determined by management) to be approved and documented by appropriate heads.	RM	Operational	05 Remediation refer to testing at 800-1 Management will implement a policy to authorize all inventory purchases at all subsidiary levels (up to a certain threshold).
KPMG: If this policy is to be implemented in 2005, then it is still a deficiency at year end. Therefore, why isn’t it on management’s final listing? It is #5 on Mgmts report working papers

23.	(Information Omitted)

24.	(Information Omitted)

25.	(Information Omitted)	•

Consolidated Water Co. Ltd. Action Plan (FINAL DRAFT) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT A

				Person(s)	Operating
Control Deficiency		Corrective Action		Responsible	or Design	Status
26.	KPMG (11) — Process need to be put in place to ensure all construction in progress is placed in service on a timely basis, possibly through quarterly reviews of projects.	•	Reconciliation will be added to monthly checklist and all projects completed during the month will be added in the fixed asset module.	BS SJ	09/06/04	05 Remediation Refer to 600-4a-h for monthly checklist procedure. In addition, Management has purchased the Fixed Asset module and has budgeted the implementation in 2005.
KPMG: Is the remediation of this deficiency the fact that it is one the checklist, or that it will be in the new fixed asset module, or both.
Added this to checklist and are still trying to find out if the new project module will tie into the new fixed asset module.

27.	(Information Omitted)

28.	KPMG (13) — Controls should be put in place to ensure timely removal	•	In process of setting up the fixed asset module in Great Plains which will identify individual assets.	BS	December 2004	05 Remediation Mgmt has purchased the Great Plains Fixed Asset Module that will
	of disposed assets and assets no longer in service	•	Once asset is sold it will be removed from fixed asset module.	SJ		automatically track each asset individually and help
	from the fixed assets ledger and from the general ledger.	•	Reconciliation of disposed items will be added to monthly checklist			management identify fully depreciated or disposed assets and plans to implement in 2005.
KPMG: as this corrective action has not been implemented prior to year end, this deficiency still exists at year end. Therefore, it needs to be documented in managements deficiency report.
This is point #1 on Mgmts Report Working Papers

INFORMATION TECHNOLOGY

29.	(Information Omitted)	•

30.	(Information Omitted)

Consolidated Water Co. Ltd. Action Plan (FINAL DRAFT) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT A

				Person(s)	Operating
Control Deficiency		Corrective Action		Responsible	or Design	Status
31.	POS user security is based on the use of menus. However, 8 users have FULL access to the system. Properly segregate	•	In progress — using outside consultant to make appropriate changes to the software involved in the POS system.	BM	NA	O5 Remediation Mgmt hired an outside consultant to implement a stronger password system and prevent full access to system users and will be in place in 05.
	and restrict access to the appropriate individuals	KPMG — as this is a deficiency on managements report (#4) then the status here is incorrect. Corrected Status

32.	(Information Omitted)

33.	(Information Omitted)	•

34.	Point 9 on management’s report is not on this action plan	•	Insufficient review of interncompany eliminations. Why isn’t this on the action plan?
		•	This arose subsequent to the testing performed by GT and needs to be added to the action plan

35.	Point 10 on management’s report is not on this action plan.	•	Insufficient documentation of system access controls around financial management information system
		•	This arose subsequent to the testing performed by GT and needs to be added to the action plan

36.	Point 8 is not dully addressed.	•	Where is the deficiency covering the “review of physical count worksheets to final inventory list”?
		•	This arose subsequent to the testing performed by GT and needs to be added to the action plan

EXHIBIT B

KPMG	Telephone +1 345 949 4800 Fax +1 345 949 7164
PO Box 493GT Century Yard Building Grand	Internet www.kpmg.ky
Caymay, Cayman Islands
Audit Committee
Consolidated Water Co. Ltd.
P.O. Box 1114 GT
Trafalgar Place
Grand Cayman
April 25, 2005
Gentlemen:
In planning and performing our audit of the consolidated financial statements of Consolidated Water Co. Ltd. as of December 31, 2004, and for the year then ended, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements. In conjunction with our audit of the consolidated financial statements, we also performed an audit of internal control over financial reporting in accordance with PCAOB Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.
Pursuant to the standards of the Public Company Accounting Oversight Board (United States), we are required to communicate all control deficiencies, significant deficiencies, and material weaknesses in internal control over financial reporting, identified during the audit of internal control over financial reporting, to management. In addition, we are required to communicate all such significant deficiencies and material weaknesses to the audit committee.
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.
A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.
A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our audit of internal control over financial reporting of Consolidated Water Co. Ltd., we noted the following control deficiencies that we consider to be material weaknesses.
KMPG, a partnership established under Cayman Islands law, is a member of KPMG Internationan a Swiss cooperative.

Inventory System:
Based on the following findings from our test work, we noted the following regarding operating controls over tracking, monitoring and recording of inventory.
•	Errors noted during inventory counts were not updated to the final inventory listings.

•	Inventory items at certain subsidiaries were duplicated and included in the final inventory balance more than once.

•	There was no roll forward for purchases and usage of inventory from the date of inventory count to the year end.

•	The inventory was being valued at the most recent purchase price, which is not consistent with the accounting policy of recording inventory at lower of cost and net realizable value on a first-in, first-out basis.

•	The documented stock issue form in Cayman was not always found to be used and the quarterly process for updating inventory is prone to error in their absence.
Fixed Asset System:
Based on the following findings from our test work we noted the following regarding operating controls over tracking of fixed assets including work-in-progress accounts.
•	There were instances whereby additions were added to an existing line item (e.g., new meters). This led to a loss of historical information about the asset, such as cost and date of addition. Furthermore, it could lead to over depreciation and accelerated depreciation on newer assets, and inability to remove the appropriate asset value at a later date.

•	The excel spreadsheets (fixed asset registers) were not always updated on a timely basis when additions were made.

•	Incorrect depreciation was taken on certain assets written off or disposed.

•	Journal entries posted for depreciation are susceptible to manual errors.

•	Reconciliations between the fixed asset spreadsheets and the general ledger were not documented nor was there evidence of signed off or review.

•	There do not appear to be controls in place over fixed asset removals and disposals.

Accounting Department Staffing and Training:
Based on the following findings from our test work, we found weaknesses in accounting department staff and expertise:
•	Based on the volume and complexity of transactions that the Company performs, the level of staffing within the accounting department as of the year end appeared insufficient. This impacts controls such as segregation of duties, oversight and review of complex calculations and transactions, including the review of the ICOFR process and related exercises.

•	Errors and inconsistencies noted during our financial statement audit indicated that accounting staff did not have a robust knowledge of US GAAP principles and PCAOB standards.

•	The company did not have documented training policies and procedures. This extended to accounting staff where there was no evidence of training on US GAAP, PCAOB standards, or SEC developments. There were also no set policies with regards to promotion, retention or compensation.

•	There were no evidenced reviews of the US GAAP disclosure checklist.
General Information Technology Controls:
Based on the following findings from our test work, the following regarding operating controls over the IT systems and applications relating to point of sale (POS) system, purchases system (BOM), financial reporting system (Great Plain and FRX), and end user computing.
•	There were lack of controls over end user computing spreadsheets and lack of access controls over spreadsheets used for the consolidation process and financial statement support.

•	While management relies upon the high and low usage exception reports to highlight erroneous meter readings and the missing reading report for the duplication of meter numbers on active customer accounts, the exception reports produced by the billing system included errors and inconsistencies with stated parameters. Management was unable to specifically explain how the billing system generated these reports or why the inconsistencies were generated.

•	Emergency changes to systems, applications and infrastructure configuration were not monitored.

•	There were no identified procedures of testing system back-up restoration process and the quality of the backup media relevant to systems and applications used during the financial reporting process.

•	Application level access did not appear appropriately grouped to enforce segregation of duties within Great Plains, POS and FRX. Access level changes as a result of job/function changes were not formally documented or logged, nor was there evidence of periodic review of user access. Password management and user access did not appear effective in relation to the POS as eight users were identified with full system access, and password rules were not enforced.

•	There were no identified controls over the program development or acquisition of systems/applications for the financial reporting process, nor apparent controls over the modification of when new systems are added or modified. Although we noted that application source code changes were infrequent, such changes were not documented. Also, access for migrating changes into the production environment was not restricted to management personnel and changes were not logged.

•	There were no identified procedures to record, analyze, and resolve incidents and error for systems and applications used during the financial reporting process in a timely manner.

•	There was a lack of segregation of duties between IT security, development and operational functions.

•	An information security policy was not formally documented and communicated. User and control documentation for in-scope systems were not formally maintained and updated.
Inter-company balances and transactions:
Based on the findings from our test work, we found inadequate operating controls relating to recording, monitoring and eliminating inter-company balances and transaction.
•	The period end adjusting entries process did not correctly eliminate a significant balance owed by Ocean Conversion Cayman to Desalco. These items were not classified as inter-company in the general ledger and as such were overlooked when preparing the inter-company elimination exercise. This resulted in overstated assets and overstated liabilities on the year end financial statements. Management revised the year end financial statements to correct this error.
We also have identified other control deficiencies, which have been communicated to management in a report dated April 25, 2005.
This report is intended solely for the information and use of the board of directors, audit committee, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.
Yours very truly,
/s/ KPMG

Consolidated Water Co. Ltd. Action Plan (FINAL) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT C

				Person(s)	Operating
Control Deficiency		Corrective Action		Responsible	or Design	Status
FINANCIAL REPORTING
1.	(Information Omitted)	•

2.	(Information Omitted)	•

3.	Expertise in US GAAP compliance on complex issues and implementation of new standards or new contracts that may have an impact on the Company’s financial statements.	•	The Company will hire a CFO that has the appropriate US GAAP expertise, and will make arrangements with an outside firm to assist with these accounting implications and provide the Company with appropriate guidance until the appropriate individual is hired as CFO.	RM	Design	05 Remediation

Mgmt is actively recruiting. During the AC meeting 2/2/05, Mgmt submitted request for increase in budgeted salaries to provide for CFO and additional head count in the accounting dept. See AC Min 2/2/05

4.	(Information Omitted)	•

5.	(Information Omitted)	•

6.	(Information Omitted)	•

7.	(Information Omitted)	•

8.	(Information Omitted)	•

9.	During the review of the consolidation process it was discovered that an intercompany balance was not eliminated from both Accounts Receivable and Accounts Payable. NEW	•	Management should change the procedures on how intercompany accounts are tracked and reviewed and add it to the monthly close checklist.	BS	Operational	05 Remediation Management agrees and commencing in the 2nd quarter 2005, will change its procedures on how intercompany accounts are tracked and reviewed.

Consolidated Water Co. Ltd. Action Plan (FINAL) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT C

				Person(s)	Operating
Control Deficiency		Corrective Action		Responsible	or Design	Status
CASH AND TREASURY (FINANCING AND DEBT)

10.	(Information Omitted)	•

11.	(Information Omitted)	•

12.	During the testing of 300-1 Management noted that the Company does not consistently follow the policy for recording inventory cost as stated in the financial statement footnote disclosure. NEW	•	Management should consider matching the inventory costing policy to reflect business operations and accounting.	RM	Design	05 Remediation Mgmt has addressed this issue and is in the process of considering changing it’s current inventory policy to reflect current practice.

13.	(Information Omitted)

14.	(Information Omitted)	•

15.	(Information Omitted)	•

REVENUES

16.	All bulk contracts should be reviewed currently against some of the recent revenue	•	Hire a CFO that has the appropriate US GAAP expertise.	RM	Design	Refer to Action Plan #3
	recognition guidance (SAB 104, EITF 00-21, etc.) to ensure there are no specific revenue recognition issues. Secondly, all new bulk contracts should be reviewed prior to completion for accounting implications under these standards, and ensure that contracts are properly written to ensure consistent accounting treatment with expectations. Refer to testing 100-1	•	Hire an outside firm to assist with these accounting implications and provide the Company with appropriate guidance.

17.	(Information Omitted)	•

18.	(Information Omitted)	•

19.	(Information Omitted)	•

20.	(Information Omitted)

Consolidated Water Co. Ltd. Action Plan (FINAL) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT C

				Person(s)	Operating
Control Deficiency		Corrective Action		Responsible	or Design	Status
EXPENDITURES (PAYROLL, CAPITAL ASSETS, AND NON-PAYROLL)

21.	Management improperly capitalized and depreciated a fixed asset in the sub ledger resulting in an overstatement of accumulated depreciation. 301-2C and 301-2D	•	Management should consider GAAP training for the Staff Accountant and Senior Accountant regarding types of fixed assets and corresponding service lives.	SJ	Operational	05 Remediation At the time of the testing performed, Mgmt spent the allocated review time on training a new accounting staff and the review process was not performed in it’s entirety. However, the new
		•	In addition, Management should include a step within the monthly and quarterly checklist to have the Senior Accountant review fixed asset additions for possible classification errors. If a payment is made for a deposit for a fixed asset that has not been put into service then it should be classified as an asset (deposit or receivable) not a fixed asset, subject to depreciation.			accountant has been properly trained and Mgmt has resumed the review function as of 1/05. In addition, refer to monthly checklist 600-4 for related step procedures.

22.	(Information Omitted)	•

23.	Management does not currently have a policy to approve inventory invoices by appropriate authority heads.	•	Management will implement a policy in 2005 to ensure all invoices over a certain threshold (determined by management) to be approved and documented by appropriate heads.	RM	Operational	05 Remediation refer to testing at 800-1 Management will implement a policy to authorize all inventory purchases at all subsidiary levels (up to a certain threshold).

Consolidated Water Co. Ltd. Action Plan (FINAL) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT C

				Person(s)	Operating
Control Deficiency		Corrective Action		Responsible	or Design	Status
24.	During the year end inventory count process it was discovered that there was insufficient review of the inventory count sheets which resulted in minor adjustment to the inventory balances and that the Company Inventory policy was not consistently followed with regard to pricing.	•	Management will review the inventory policy to determine if an adjustment is necessary and implement inventory control procedures over the inventory system.	RM BS	Operational	05 Remediation Mgmt agrees and will review and adjust the policy and implement the inventory tracking system in the 2nd quarter 2005.
NEW

25.	(Information Omitted)	•

26.	(Information Omitted)	•

27.	KPMG (11) - Process need to be put in place to ensure all construction in progress is placed in service on a timely basis, possibly through quarterly reviews of projects.	•	Reconciliation will be added to monthly checklist and all projects completed during the month will be added in the fixed asset module.	BS SJ	09/06/04	05 Remediation Refer to 600-4a-h for monthly checklist procedure. In addition, Management has purchased the Fixed Asset module and has budgeted the implementation in 2005.

28.	(Information Omitted)	•

Consolidated Water Co. Ltd. Action Plan (FINAL) Sarbanes-Oxley — Control Deficiencies and Process Improvement Opportunities	EXHIBIT C

				Person(s)	Operating
Control Deficiency		Corrective Action		Responsible	or Design	Status
29.	KPMG (13) - Controls should be put in place to ensure timely removal of disposed assets and assets no longer in service from	•	In process of setting up the fixed asset module in Great Plains which will identify individual assets.	BS	December 2004	05 Remediation Mgmt has purchased the Great Plains Fixed Asset Module that will automatically track each asset
	the fixed assets ledger and from the general ledger.	•	Once asset is sold it will be removed from fixed asset module.	SJ		individually and help management identify fully depreciated or disposed assets and plans to
		•	Reconciliation of disposed items will be added to monthly checklist			implement in 2005.

INFORMATION TECHNOLOGY

30.	(Information Omitted)	•

31.	(Information Omitted)	•

32.	POS user security is based on the use of menus. However, 8 users have FULL access to the system. Properly segregate and restrict access to the appropriate individuals	•	In progress — using outside consultant to make appropriate changes to the software involved in the POS system.	BM	Design	05 Remediation Mgmt hired an outside consultant to implement a stronger password system and prevent full access to system users and will be in place in 05.

33.	(Information Omitted)	•

34.	Insufficient documentation of system access controls around the financial management information system. NEW	•	Although we do not rely upon the access controls for financial reporting we plan to implement minimal documentation of our access controls so they can be tested.	BM	Design	05 Remediation Mgmt intends to document its access controls to the minimum required.

EXHIBIT D
April 10, 2005
Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.
Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included the documentation of our financial controls for the first time, an evaluation of design effectiveness of these controls, testing of the operating effectiveness of these controls, and an evaluation of our overall control environment. During this evaluation we identified five significant deficiencies that we were unable to remediate by December 31, 2004. These significant deficiencies were; (a) improper tracking of fixed assets and accumulated depreciation, including work-in-progress accounts, (b) insufficient personnel resources with appropriate accounting expertise, (c) improper tracking and review of inventory, (d) improper review of intercompany eliminations, and (e) insufficient documentation of system access controls around our financial management information system. Based on this evaluation and in accordance with the requirements of Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 2 (“AS2”) our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2004.
KPMG LLP, an independent public accounting firm, is in the process of auditing our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004.
(Information Omitted)
Identified Deficiencies
Deficiencies that we identified, but were not able to remediate and/or test before December 31, 2004 are:
1.	improper tracking of fixed assets and accumulated depreciation, including work-in-progress accounts;

2.	insufficient personnel resources with appropriate accounting expertise;

3.	(Information Omitted);

4.	inadequate user security around the utility billing computer application for our Retail reporting segment;

5.	(Information Omitted);

6.	(Information Omitted);

7.	(Information Omitted);

8.	improper tracking of inventory and insufficient review of physical count worksheets to final inventory lists; and

9.	insufficient review of intercompany eliminations on the balance sheet;

10.	insufficient documentation of system access controls around our financial management information system.
Item 1: This deficiency arises from the following specific control deficiencies that were identified in our Action Plan and Gap Analysis, which is attached as Appendix A to this Report; (1) management improperly capitalized and depreciated a fixed asset in the sub ledger resulting in an overstatement of Accumulated Depreciation, (2) in some cases Work in Progress accounts were not placed in service in a timely manner, and (3) in some cases fixed assets that were fully depreciated or had been disposed of were not removed from the fixed asset sub ledger in a timely manner. We determined that the potential magnitude of a misstatement arising from this deficiency is more than inconsequential to the annual and/or interim financial statements. We further determined that redundant controls do not exist to achieve the same control objective of a properly functioning fixed asset tracking system. We rely heavily on review of our interim and annual financial reports by management to detect material misstatements to our financial reporting. We believe that such review qualifies as a compensating control, which we have tested and determined to be effective, and that such review mitigates the possibility that a material misstatement would be made in our interim and the annual financial statements. We have therefore concluded that this deficiency is a significant deficiency as defined by AS2.9.
We are currently implementing changes to the Company’s financial management information system that will remediate the significant deficiency. We expect to complete the installation, commissioning and staff training for the new fixed asset management system within the second quarter of 2005.
Item 2: This deficiency arises from the following specific control deficiencies that were identified in our Action Plan and Gap Analysis, which is attached as Appendix A to this Report; (1) insufficient personnel with expertise in USGAAP compliance on complex issues and implementation of new standards, and (2) insufficient personnel with expertise in purchase accounting and performing intangible asset and goodwill impairment analyses. We determined that the potential magnitude of a misstatement arising from this deficiency is more than inconsequential to the annual and/or interim financial statements. We further determined that although in some cases we hired expert outside resources to carry out certain complex accounting functions, we still rely on our own expertise to identify and anticipate accounting issues that may arise due to changes in our business and/or changes in accounting standards. When considering qualitative factors, and specifically the guidance provided in AS2.139 which states that a deficiency relating to controls over the selection and application of accounting policies that are in conformity with generally accepted accounting principles is a strong indicator of a significant deficiency, we have concluded that this deficiency is a significant deficiency as defined by AS2.9. We rely heavily on review of our interim and annual financial reports by management, the Audit Committee and the Board of Directors to detect material misstatements to our financial reporting. We believe that such review qualifies as a compensating control, which we have tested and determined to be effective, and that such review mitigates the possibility that a material misstatement would be made in our interim and the annual financial statements because of this deficiency.
Because of disruptions caused by Hurricane Ivan to housing and general living conditions in the Cayman Islands, we have had difficulty attracting suitably qualified persons with accounting expertise to work for the Company. We are working to establish an office in South Florida and intend to relocate corporate accounting functions to that new office. As of this report date, we have identified and are negotiating with a qualified and experienced person to assume the duties of Chief Financial Officer. We also expect to recruit, from the proposed South Florida office, qualified individuals to enhance the capabilities of our accounting functions.
We expect to hire the new Chief Financial Officer and open the South Florida office within the second quarter of 2005.
Item 3: (Information Omitted).
Item 4: This deficiency arises because certain users of our utility billing system for our Cayman operations within our Retail reporting segment were able to make inappropriate adjustments to customer accounts. We determined that the potential magnitude of a misstatement arising from this deficiency could be more than inconsequential to the annual and/or interim financial statements. We also determined that redundant controls are not present that would prevent someone from making an inappropriate adjustment to a utility account. However compensating controls exist such as monthly AR reconciliations, which would detect inappropriate adjustments and reduce the magnitude of a misstatement to the interim and the annual financial statements. We have therefore concluded that this is a deficiency.
In the first quarter of 2005 we implemented changes to the user security around our utility billing application in our Retail reporting segment which established a user access hierarchy and restricts access to certain functions to appropriate individuals which remediated deficiency #4.
Item 5: (Information Omitted).
Item 6: (Information Omitted).
Item 7: (Information Omitted).
Item 8: This deficiency arises from the following specific control deficiencies that were identified in our Action Plan and Gap Analysis, which is attached as Appendix A to this Report; (1) management does not consistently follow the Company’s inventory policy as it does not have a system in place to track the inventory as per the policy, (2) there was insufficient review of the subsidiary’s final inventory count sheets to the final inventory listing. We determined that the potential magnitude of a misstatement arising from this deficiency is more than inconsequential to the annual and/or interim financial statements. We further determined that redundant controls do not exist to achieve the same control objective of a properly functioning inventory tracking system. We rely heavily on review of our interim and annual financial reports by management to detect material misstatements to our financial reporting. We believe that such review qualifies as a compensating control, which we have tested and determined to be effective, and that such review mitigates the possibility that a material misstatement would be made in our interim and the annual financial statements. We have therefore concluded that this deficiency is a significant deficiency as defined by AS2.9.
We are currently implementing changes to the Company’s inventory system and review procedures and are looking at adjusting the Company’s inventory policy, which will remediate the significant deficiency. We expect to adjust the policy and complete the installation, commissioning and staff training for the inventory tracking system within the second quarter of 2005.
Item 9: This deficiency arises because we did not properly identify and eliminate an intercompany receivable and payable on the consolidated accounts. We determined that the potential magnitude of a misstatement arising from this deficiency could be more than inconsequential to the annual and/or interim financial statements. We also determined that redundant controls are not present that would identify any missed intercompany eliminations. We rely heavily on review of our interim financial reports by management to detect material misstatements to our financial reporting. We believe that such review qualifies as a compensating control, which we have tested and determined to be effective, and that such review mitigates the possibility that a material misstatement would be made in our interim and the annual financial statements. We have therefore concluded that this is a significant deficiency as defined by AS2.9.
In the second quarter of 2005 we intend to implement changes to the procedures on how intercompany accounts are tracked and reviewed which will remediate deficiency #9.
Item 10: This deficiency arises as we have not properly documented our automated system access controls with respect to our financial management information system. We determined that the potential magnitude of a misstatement arising from this deficiency is more than inconsequential to the annual and/or interim financial statements. We also determined that redundant controls are not present that would achieve the same control objective of properly documented system access controls. We rely on the review of our interim and annual financial reports by management to detect material or significant misstatements to financial reporting. We believe that such review qualifies as a compensating control, which we have tested and determined to be effective, and that such review mitigates the possibility that a material misstatement will be made in our interim and annual financial statements. We have therefore concluded that this deficiency is a significant deficiency as defined by AS2.9.
We are currently implementing changes to the documentation of the Company’s automated financial management information system that will remediate this deficiency. We expect to complete the documentation of the system access controls around our financial management information system within the second quarter of 2005.
We have concluded that Item 1, Item 2, Item 8, Item 9 and Item 10 qualify as significant deficiencies under the definition set forth in AS2.9 and AS2.10. We have not identified any material misstatements in our financial statements and disclosures resulting from these significant deficiencies.

/s/
Chief Executive Officer

/s/
Chief Financial Officer

Control Assessment Method
The Company followed Internal Control – Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in completing its assessment of internal controls.
These assessments were made primarily through discussions with Rick McTaggart, CEO, Brent Santha, VP of Finance, and Bob Morrison, IT Director, along with other members of management.
Entity Level Risk Assessments
The first step in the process was to determine which subsidiaries or operating units would be considered individually significant locations. This was determined using the criteria in PCAOB Standard No. 2. Based on the magnitude of the overall operations, the following locations were considered to be individually significant:
Corporate Accounting
Cayman Islands operations
Bahamas
British Virgin Islands (BVI)
Governance level documentation was performed at the consolidated level only. A detailed process level review and documentation was performed as described below.
No separate procedures were performed on the Barbados or Belize operations given insignificance of the operations to the overall financial statements, other than a high-level review of the accounting at the consolidated level.
Materiality
Overall materiality is considered at the consolidated pre-tax net income level, and is generally based upon 5% of pre-tax net income, while also considering other qualitative factors identified in SAB No. 99. 12-month pre-tax net income for 2004 was approximately $6.1 million. Based only on 5% of pre-tax net income, management’s preliminary assessment of materiality should be approximately $305,000. Other qualitative factors, including risk factors in the 10-K, the nature of the business, the market capitalization of the company, and trading volumes, the preliminary assessment of materiality should be set using the “rule of thumb” identified in SAB 99. As a result, management’s overall preliminary assessment of materiality is determined to be $250,000.
Corporate Governance
Corporate governance was assessed in 4 main areas:
Control environment
Information and communication
Monitoring
Information technology controls

All of the governance level controls were tested at the consolidated level, since there are no specific governance level controls being relied upon at the other locations. The assessment of control environment, information and communication and monitoring controls were performed through the use of questionnaires provided to management by Grant Thornton. The assessment of information technology infrastructure was performed primarily by Grant Thornton technology professionals with the assistance of Company personnel. In doing so, Grant Thornton used its standard methodology for assessing information technology infrastructure risks. Specific testing of governance level IT controls were performed. This testing was performed while considering the size of the Company and the extent of its reliance on IT controls, which is limited.
Management does not believe that the extent and formality of the documentation of the IT controls need to be at the same level of other publicly traded companies that place more reliance and emphasis on IT controls. The nature of the Company’s financial reporting controls heavily rely on manual controls, and as noted in the COSO framework, the controls for an organization of this size and complexity are expected to be less formal than in larger, more complex organizations.
Business Process Risk Assessments
All of the processes of the Company and the key locations were analyzed for risks and to determine whether the processes should be included within the scope of the documentation. In assigning these ratings, we considered the following key factors:
Materiality of the amounts
Complexity of the entity’s processes
History of accounting adjustments
Propensity for changes in processes or accounting principles
Potential for significant unrecorded liabilities
The financial statements were also mapped to each relevant assertion, and to each relevant process. The results of this assessment determined the following key business processes for CWCO:
Retail and bulk water sales
Expenditures non-payroll
Expenditures payroll
Capital expenditures
Treasury – debt and equity
Other assets – intangibles
Financial reporting
Testing Approach and Scope
Management performed testing of controls and processes (see those documented above) to address the following:
Balance sheet line items that make up more than 5% of total assets,
Revenues that make up more than 5% of total revenue, and
Expense accounts that make up more than 5% of total expenses.
In addition, Management tested other processes that are considered high risk due to subjectivity in determining the account balance, proposed audit adjustment, etc.

Controls identified in the process documentation were separated between primary and secondary controls. Only controls identified as primary controls were tested. Generally speaking, primary controls are identified as those that most specifically address the risks identified. Typically, only operational controls were identified as primary controls; however, there were in some cases combinations of foundational and monitoring type controls that were also identified as primary controls
Given the nature of the internal controls at the Company, the focus was generally more on controls related to proper accounting (such as reconciliations and other controls) as opposed to management sign off and documentation of specific reviews, since management believes the operational controls are more pervasive and substantive than a sign off for the review of a particular control or report.
Overall Testing Coverage
The testing plan sought to test at least 60% of each significant financial statement line item (business process) as well as 60% of the aggregated financial statement components:
Assets
Liabilities & Equity
Revenues
Expenses
Sample Selection
The sample sizes varied depending on the frequency of the control being performed and generally were as follows:
Annual – 1
Quarterly – 2
Monthly – 3
Weekly – 15
Daily or as needed controls – 30 or the population, whichever is less
System/automated controls – 1 for each type of transaction on each type of system, if applicable.

EXHIBIT E
Consolidated Water Co. Ltd.
December 31, 2004 Post Closing Adjusting Journal Entries
Journal Entries for 4th Quarter
US$

Legend:
	bs	Balance Sheet
	is	Income Statement
	CWCO	Proposed by CWCO
	AJE	Adjusting Journal Entry
	SAD	Summary of Unadjusted Audit Differences
	KPMG	Proposed by KPMG
	Booked	Recorded in the GL

Net effect to pre-tax net income of all the following AJE’s was an increase of:	$216,186.09

We believe the timing of each AJE is appropriate as either the event occurred in the fourth quarter or it was not material to require an adjustment of a prior quarter.

CWCO	AJE 1	Cayman Accounts	Booked

	DR	00-2100-00 Sundry Creditors	$22,708.33		bs
	CR	00-6010-60 Bonus Accrual		$22,708.33	is
		Adjust Bonus to Actual net of contract advance for BM.

CWCO	AJE 2	50% Cayman Accounts / 50% OCC Accounts	Booked

	DR	00-8000-00 Loss due to Hurricane Ivan — Cayman	$6,531.06		is
	CR	00-2100-00 Sundry Creditors — Cayman		$6,531.06	bs
	DR	00-8000-00 Loss due to Hurricane Ivan — OCC	$6,531.06		is
	CR	00-2100-00 Sundry Creditors — OCC		$6,531.06	bs
		Record DWEER invoice #27 received in Feb 2005

CWCO	AJE 3	Cayman Accounts / OCC accounts	Booked

	DR	00-1190-00 Sundry Debtors — Cayman	$119,518.00		bs
	CR	00-8000-00 Loss due to Hurricane Ivan — Cayman		$119,518.00	is
	DR	00-1190-00 Sundry Debtors — OCC	$268,138.40		bs
	CR	00-8000-00 Loss due to Hurricane Ivan — OCC		$268,138.40	is
		Adjust for actual Insurance proceeds

CWCO	AJE 4	Cayman Accounts	Booked

	DR	00-8000-00 Loss due to Hurricane Ivan	$115,974.29		is
	CR	00-2100-00 Sundry Creditors		$115,974.29	bs
		Record additional fees paid to RSI for settlement of
		Hurricane Ivan claim

CWCO	AJE 5	Cayman Accounts / OCC Accounts	Booked

	DR	00-8000-00 Loss due to Hurricane Ivan — Cayman	$64,960.32		is
	CR	00-2100-00 Sundry Creditors — Cayman		$64,960.32	bs
	DR	00-8000-00 Loss due to Hurricane Ivan- OCC	$25,561.68		is
	CR	00-2100-00 Sundry Creditors — OCC		$25,561.68	bs
		Record additional Hurricane repair liabilities

KPMG	AJE 6	Barbados	Booked

	DR	00-2000-00 AP (BDS)	$25,379.77		bs
	CR	00-6200-40 Chemicals (BDS)		$167.34	is
	CR	00-6130-10 RO Maintenance (BDS)		$25,212.43	is
		Reverse double posted AP (SL PO’s and Reimbursements)

KPMG	AJE 7	Barbados / DesalCo — Intercompany — Reclass	Booked

	DR	00-2110-00 WH Tax Payable (BDS)	$15,869.50		bs
	CR	00-2110-00 WH Tax Payable (DSC)		$15,869.50	bs
		To Reclassify Withholding Tax Payable

Consolidated Water Co. Ltd.
December 31, 2004 Post Closing Adjusting Journal Entries
Journal Entries for 4th Quarter
US$

KPMG	AJE 8	Barbados / DesalCo — Intercompany — Reclass	Booked

	DR	00-7050-00 Tax Expenses (DSC)	$30,150.28		is
	CR	00-7051-00 Tax Expenses (BDS)		$30,150.28	is
		To Reclassify Withholding Tax Expense

KPMG	AJE 9	Barbados — Reclass	Booked

	DR	00-6520-40 Travel & Ent (BDS)	$3,033.09		is
	CR	00-6900-40 Depreciation (BDS)		$3,033.09	is
		To Reclassify Travel Expense booked to Depreciation in error

KPMG	AJE 10	Waterfields — Cancellations of Treasury Shares	Booked

	DR	00-3000-00 Common Stock	$16,850.00		bs
	DR	00-3200-00 APIC	$193,775.00		bs
	CR	00-3300-00 Treasury Shares		$210,625.00	bs
		To cancel 337 treasury shares of par value $50.00

KPMG	AJE 11	Consolidated Accounts	Booked

	DR	00-1100-00 Accounts Receivable		$195,819.11	bs
	CR	00-2000-00 Accounts Payable	$195,819.11		bs
		To eliminate OCC Payable and DesalCo Receivable

KPMG	SAD 1	Cayman Accounts
		Dr. Water Sales Water Authority	$57,259.00		is
		Cr. Water Sales Hyatt		$57,259.00	is
		To correct error of Hyatt credit posted twice

KPMG	SAD 2	Cayman Accounts
		Dr. Bad Debt Expense	$30,733.00		is
		Cr. Water Sales		$30,733.00	is
		To correct for Britannia sales which were not written off
		as bad debt but incorrectly reversed revenue

KPMG	SAD 3	OCC Accounts
		Dr. Common Stock	$4,800.00		bs
		Dr APIC	$5,200.00		bs
		Cr Goodwill		$10,000.00	bs
		Elimination of 4000 owned shares held by OCC at
		a cost of $2.50 each

KPMG	SAD 4	Cayman Accounts
		Dr. Prepaid	$15,756.00		bs
		Cr. Insurance Expense		$15,756.00	is
		To record 1/2 month insurance prepaid that was expensed

KPMG	SAD 5	Barbados Accounts
		Dr. Withholding Taxes Payable	$30,232.00		bs
		Cr. Tax Expense		$30,232.00	is
		To remove taxes payable associated with a dividend not declared.

KPMG	SAD 6	Cayman Accounts
		Dr Accounts Receivable	$20,044.00		bs
		Cr Accounts Payable		$20,044.00	bs
		To reclassify employee amounts shown net of payables.

KPMG	SAD 7	Cayman Accounts
		Dr. Sundry Debitors	$35,147.00		bs
		Cr. Hurricane Recovery		$35,147.00	is
		To accrue receivable for vehicle insurance proceeds.

Consolidated Water Co. Ltd.
December 31, 2004 Post Closing Adjusting Journal Entries
Journal Entries for 4th Quarter
US$

KPMG	SAD 8	Cayman Accounts
		Dr. Hurricane Loss Account	$16,463.00		is
		Cr. Depreciation Expense		$16,463.00	is
		Reclassification of Dep’n Exp for Sept on assets which
		were disposed of as a result of the hurricane.

KPMG	SAD 9	OCC Accounts
		Dr. Hurricane Loss Account	$86,895.00		is
		Cr. Accrued Expenses		$86,895.00	bs
		To record accrued construction costs for Red Gate plant
		as a result of the Hurricane

KPMG	SAD 10	Cayman Accounts
		Dr. Sundry Creditor	$15,953.00		bs
		Cr. DesalCo Profit Share		$15,953.00	is
		To correct error to intercompany revenue

KPMG	SAD 11	Waterfields Accounts
		Dr. Vehicle Costs Disposals	$20,000.00		is
		Cr. Other Income		$20,000.00	is
		Gain on sale of vehicle in COS should be
		reclassified to Other Income

KPMG	SAD 12	Waterfields Accounts
		Dr. Sundry Debitors	$5,992.00		bs
		Cr. Accounts Payable		$5,992.00	bs
		To reclass debit balances included in the A/P listing

KPMG	SAD 13	Waterfields Accounts — PY
		Dr. Currency Exchange Gain	$10,547.00		is
		Cr. Retained Earnings		$10,547.00	bs
		To adjust for currency exchange gains from W&S that
		were received in 03, but not recognized until 04

KPMG	SAD 14	Waterfields Accounts
		Dr. Maintenance Expense	$8,795.00		is
		Cr. Accounts Payable DesalCo		$8,795.00	bs
		To correct intercompany balances

KPMG	SAD 15	Waterfields Accounts
		Dr. Maintenance Expense	$5,846.00		is
		Dr. Maintenance Expense	$3,256.00		is
		Dr. Maintenance Expense	$1,233.00		is
		Cr. Inventory		$10,335.00	bs
		To adjust for double counted inventory and physical
		inventory count errors

KPMG	SAD 16	Waterfields Accounts
		Dr. Accrued Income	$1,180.00		bs
		Cr. Bank Interest Income		$1,180.00	is
		To record accrued income on term deposits for month of December.

KPMG	SAD 17	Waterfields Accounts — PY
		Dr. RO Maintenance Expense	$3,708.00		is
		Cr. Retained Earnings		$3,708.00	bs
		To account for refunds from suppliers

KPMG	SAD 18	Waterfields Accounts — PY
		Dr. Retained Earnings	$1,450.00		bs
		Cr. Staff Costs — Health Insurance		$1,450.00	is
		Relates to health insurance costs that related to prior year

KPMG	SAD 19	Waterfields Accounts
		Dr. Salary Expense	$5,423.00		is
		Cr. Staff Costs Pension Expense		$5,423.00	is
		To reclassify employee portion pension costs

Consolidated Water Co. Ltd.
December 31, 2004 Post Closing Adjusting Journal Entries
Journal Entries for 4th Quarter
US$

KPMG	SAD 20	Waterfields Accounts
		Dr. Prepaids Expense	$5,242.00		bs
		Cr. Insurance Expense		$5,242.00	is
		To adjust prepaids to actual remaining life

KPMG	SAD 21	Waterfields Accounts
		Dr. Inventory	$4,240.00		bs
		Cr. Maintenance Expense		$4,240.00	is
		To adjust for cut-off error by client in inventory counts

KPMG	SAD 22	Waterfields Accounts
		Dr. AFDA	$4,265.00		bs
		Cr. Bad Debt Expense		$4,265.00	is
		To reverse AFDA on December billings